CUSIP No. 37229T301	Schedule 13G/A	Page 1 of 11 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Genius Brands International, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

37229T301
 (CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37229T301	Schedule 13G/A	Page 2 of 11 Pages

1.	Names of Reporting Persons Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
6.
Shared Voting Power

70,254 shares of Common Stock
250,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
66,667 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

	7.	Sole Dispositive Power 0
8.
Shared Dispositive Power

70,254 shares of Common Stock
250,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
66,667 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

9.
Aggregate Amount Beneficially Owned by Each Reporting Person

70,254 shares of Common Stock
250,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
66,667 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 7.5% (see item 4)
12.	Type of Reporting Person (See Instructions) OO

* As more fully described in Item 4, the Reported Warrants are subject to a 4.9% blocker and the Series A Convertible Preferred Stock are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 37229T301	Schedule 13G/A	Page 3 of 11 Pages

1.	Names of Reporting Persons Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 28,216 shares of Common Stock 25,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)
6.
Shared Voting Power

70,254 shares of Common Stock
250,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
66,667 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

	7.	Sole Dispositive Power 0 28,216 shares of Common Stock 25,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)
8.
Shared Dispositive Power

70,254 shares of Common Stock
250,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
66,667 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

9.
Aggregate Amount Beneficially Owned by Each Reporting Person

98,470 shares of Common Stock
250,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
91,667 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 8.2% (see item 4)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37229T301	Schedule 13G/A	Page 4 of 11 Pages

* As more fully described in Item 4, the Reported Warrants are subject to a 4.9% blocker and the Convertible Preferred Stock are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 37229T301	Schedule 13G/A	Page 5 of 11 Pages

1.	Names of Reporting Persons Kimberly Page
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.
Sole Voting Power

0
 16,667 shares of Common Stock
33,333 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
16,667 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

6.
Shared Voting Power

70,254 shares of Common Stock
250,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
66,667 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

7.
Sole Dispositive Power

0
16,667 shares of Common Stock
33,333 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
16,667 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

8.
Shared Dispositive Power

70,254 shares of Common Stock
250,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
66,667 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

9.
Aggregate Amount Beneficially Owned by Each Reporting Person

86,921 shares of Common Stock
283,333 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
83,334 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 8.6% (see item 4)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37229T301	Schedule 13G/A	Page 6 of 11 Pages

* As more fully described in Item 4, the Reported Warrants are subject to a 4.9% blocker and the Convertible Preferred Stock are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 37229T301	Schedule 13G/A	Page 7 of 11 Pages

This Amendment No. 3 (this “Amendment”) amends the statement on Schedule 13G filed on June 3, 2014 as amended on February 17, 2015 and February 8, 2016 (the “Original Schedule 13G”) with respect to the shares of common stock, par value $0.001 per share, (the “Common Stock”) of Genius Brands International, a Nevada corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 2(a)-(c) and Item 4 in their entirety as set forth below. As of August 1, 2016, Mr. Josh Silverman no longer beneficially owned any shares of Common Stock held by Iroquois Master Fund Ltd. and is no longer a Reporting Person.

Item 2(a).	Name of Person Filing:

Iroquois Capital Management, LLC, Delaware limited liability company (“Iroquois Capital”); Richard Abbe; and Kimberly Page.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.

Item 2(c).	Citizenship: Iroquois Capital is incorporated in Delaware. Mr. Abbe and Ms. Page are citizens of the United States of America.

Item 4.	Ownership.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 4,010,649 shares of Common Stock issued and outstanding as of December 23, 2016, as reported in Company’s Post-Effective Amendment no. 1 to Form S-1 on Form S-3 filed with the Securities and Exchange Commission on December 23, 2016, and the conversion of the Convertible Preferred Stock (the "Reported Preferred Stock") and the exercise of the reported warrants (the "Reported Warrants"), in each case subject to the Blockers (as defined below).

Pursuant to the terms of the Certificate of Designations governing the Reported Preferred Stock and the terms of the Reported Warrants, the Reporting Persons cannot convert the Reported Preferred Stock or exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock with respect to the Reported Preferred Stock and more than 4.99% of the outstanding shares of Common Stock with respect to the Reported Warrants (each a “Blocker” and collectively, the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires filing of this statement, the Reporting Persons were not able to convert all of the Reported Warrants due to the Blocker.

CUSIP No. 37229T301	Schedule 13G/A	Page 8 of 11 Pages

As of the date of the event which requires filing of this statement, (i) Iroquois Master Fund Ltd. (the “Fund”) held 70,254 shares of Common Stock, 250,000 shares of Common Stock underlying the Reported Preferred Stock and Reported Warrants to purchase 66,667 shares of Common Stock, (ii) Iroquois Capital Investment Group LLC (“ICIG”) held 28,216 shares of Common Stock and Reported Warrants to purchase 66,667 shares of Common Stock, and (iii) American Capital Management (“American Capital”) held 16,667 shares of Common Stock, 33,333 shares of Common Stock underlying the Reported Preferred Stock and Reported Warrants to purchase 16,667 shares of Common Stock..  Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG as its managing member and shares authority and responsibility for the investments made on behalf of the Fund with Ms. Page, each of whom is a director of the Fund. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Preferred Stock and Reported Warrants (subject to the Blockers) held by, the Fund and ICIG.  Iroquois is the investment manager for the Fund and Mr. Abbe is the President of Iroquois.  Ms. Page has sole authority and responsibility for the investments made on behalf of American Capital by virtue of her relationship as manager of American Capital. As such, Ms. Page may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Preferred Stock and Reported Warrants (subject to the Blockers) held by, the Fund and American Capital.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Iroquois Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock, except to the extent of their pecuniary interest therein.

Item 10.             Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37229T301	Schedule 13G/A	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

IROQUOIS CAPITAL MANAGEMENT L.L.C. By: /s/ Richard Abbe Richard Abbe, Authorized Signatory /s/ Richard Abbe Richard Abbe /s/ Kimberly Page Kimberly Page

CUSIP No. 37229T301	Schedule 13G/A	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.